GROUP INSURANCE POLICY                                     [MINNESOTA LIFE LOGO]

MINNESOTA LIFE INSURANCE COMPANY - A Securian Company
400 Robert Street North - St. Paul, Minnesota 55101-2098

READ YOUR POLICY CAREFULLY

This policy was issued to the policyholder on the issue date shown on the specifications page attached to this policy. We promise to pay the benefits provided by this policy, subject to the conditions, limitations and exceptions of this policy. We make this promise and issue this policy in consideration of the application for this policy and the payment of the premiums. The Minnesota Life Insurance Company is a subsidiary of Minnesota Mutual Companies, Inc., a mutual insurance holding company. The policyholder is a member of Minnesota Mutual Companies, Inc., which holds its annual meetings on the first Tuesday in March of each year at 3 p.m. local time. The meetings are held at 400 Robert Street North, St. Paul, Minnesota 55101-2098

RIGHT TO CANCEL

It is important to us that the policyholder is satisfied with this policy after it is issued. If the policyholder is not satisfied with it, the policyholder may return the policy to us or our agent within 10 days after the policyholder receives it. The policyholder may also cancel this policy by delivering or mailing a written notice or sending a telegram to Minnesota Life Insurance Company (Minnesota Life), 400 Robert Street North, St. Paul, Minnesota 55101-2098 and returning the policy before midnight of the 10th day after the policyholder received the policy. Notice given by mail and return of the policy by mail are effective on being postmarked, properly addressed and postage prepaid. If the policyholder returns the policy, the policyholder will receive, within 7 days of the date we receive a notice of cancellation, a full refund of any premiums the policyholder has paid.

Signed for Minnesota Life Insurance Company at St. Paul, Minnesota on the issue date.


/s/ Dennis E. Prohofsky                 /s/ Robert L Senkler
-------------------------------------   ----------------------------------------
Secretary                               President

FOR OPTION A, THE INITIAL DEATH BENEFIT FOR THE PERSONS INSURED UNDER THIS POLICY WILL EQUAL THE FACE AMOUNT SHOWN ON EACH CERTIFICATE. FOR OPTION B, THE INITIAL DEATH BENEFIT FOR PERSONS INSURED UNDER THIS POLICY WILL EQUAL THE FACE AMOUNT SHOWN ON EACH CERTIFICATE PLUS THE INITIAL ACCOUNT VALUE, IF ANY. FOR OPTION B, THEREAFTER, THE DEATH BENEFIT MAY INCREASE OR DECREASE DEPENDING UPON SEPARATE ACCOUNT INVESTMENT EXPERIENCE.

THE ACCOUNT VALUES OF THE CERTIFICATES ISSUED UNDER THIS POLICY WILL VARY FROM DAY TO DAY. THEY MAY INCREASE OR DECREASE DEPENDING UPON SEPARATE ACCOUNT INVESTMENT EXPERIENCE. THERE IS NO GUARANTEED MINIMUM ACCOUNT VALUE.

TABLE OF CONTENTS

[Definitions                                                                   2
General Information                                                            3
Death Benefit                                                                  4
Payment of Proceeds                                                            5
Premiums                                                                       5
Policy Charges                                                                 6
Separate Account                                                               7
Account Values                                                                 8
Surrenders and Withdrawals                                                     9
Policy Loans                                                                   9
Termination                                                                   10
Conversion Privilege                                                          10
Additional Information                                                       11]

VARIABLE GROUP UNIVERSAL LIFE INSURANCE - NONPARTICIPATING


                                Minnesota Life 1

DEFINITIONS

When we use the following words, this is what we mean:

ACCOUNT VALUE

The sum of the values under the separate account, the guaranteed account and the loan account of a certificate. They are identified as the separate account value, the guaranteed account value, and the loan account value, respectively.

[ACTIVELY AT WORK

To be actively at work for the purposes of this policy, the eligible person must be currently working at the employer's normal place of business at least 20 hours a week. A person is not considered actively at work if not at work due to illness or injury. ]

AGE

[Age at last birthday.]

CERTIFICATE ANNIVERSARY

The same day in each succeeding year as the certificate date.

CERTIFICATE DATE

The first day of the calendar month on or following a certificate's effective date of coverage. This is the date from which we determine monthly anniversaries, certificate months and certificate years.

CERTIFICATE MONTH

A calendar month in which insurance is provided under a certificate of this policy.

CERTIFICATE YEAR

A period of twelve consecutive certificate months, measured from the certificate date and each successive certificate anniversary, during which coverage is provided under a certificate of this policy.

ELIGIBLE INSURED

A person who meets the requirement on the specifications page attached to this policy.

FACE AMOUNT

The amount of insurance on the life of the insured as shown on the specifications page of the owner's certificate.

FUND

The mutual fund or separate investment portfolio within a series mutual fund which we designate as an eligible investment for the separate account and its sub-accounts.

GENERAL ACCOUNT

All assets of Minnesota Life other than those in the separate account or in other separate accounts established by us.

GUARANTEED ACCOUNT VALUE

Assets other than the loan account value that are held in our general account and attributable to a certificate issued under this policy, and others of its class.

INSURED

An eligible insured who becomes insured under a certificate issued under this policy.

ISSUE DATE

The date coverage under this policy may become effective. The issue date is shown on the policy specifications page attached to this policy.

LAPSE

A lapse of a certificate means the insurance coverage under that certificate has terminated due to non-payment of a premium during its grace period in an amount that, after the deduction of percentage-of-premium charges, is sufficient to cover the monthly deductions due at the time the notice was sent.

LOAN ACCOUNT

The portion of the general account which is attributable to loans under certificates issued under this policy and others of its class.

LOAN ACCOUNT VALUE

The sum of all outstanding loans and accrued policy loan interest credited under a given certificate issued under this policy.

MATURITY DATE

The [95th] birthday of the insured.

MONTHLY ANNIVERSARY

The same date in each succeeding month as the certificate date.

NET CASH VALUE

The account value under a certificate issued under this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges over due. It is the amount an owner may obtain through surrender of that certificate.


                                Minnesota Life 2

NET PREMIUM

The premium less policy charges assessed against the premium. The net premium is the amount or amounts which are allocated to the guaranteed account and/or the separate account on behalf of an insured.

OWNER

An owner of a certificate issued under this policy.

POLICY ANNIVERSARY

The same day and month in each succeeding year as the policy date.

POLICY DATE

The first day of the calendar month on or following the issue date of the policy.

POLICYHOLDER

The owner of this group policy as specified and identified on the specifications page attached to this policy.

SEPARATE ACCOUNT

The separate investment account created by us to receive and invest net premiums received for a certificate issued under this policy. The particular separate account for this policy is the Variable Universal Life Account. We established this separate account for this class of policies under Minnesota Law. The separate account is composed of several sub-accounts. We own the assets of the separate account. However, those assets not in excess of separate account liabilities are not subject to claims arising out of any other business in which we engage.

SEPARATE ACCOUNT VALUE

The sum of all sub-account values.

SUB-ACCOUNT

One or more sub-accounts constituting the separate account.

SUB-ACCOUNT VALUE

The current number of sub-account units credited to a certificate issued under this policy multiplied by the current sub-account unit value.

UNIT

A measure of the owner's interest in a sub-account of the separate account.

VALUATION DATE

Any date on which a fund is valued.

VALUATION PERIOD

The period between successive valuation dates measured from the time of one determination to the next.

WE, OUR, US

Minnesota Life Insurance Company.

GENERAL INFORMATION

WHAT IS YOUR AGREEMENT WITH US?

The policy including any riders, amendments or agreements to this policy along with the policyholder's application contain the entire contract between the policyholder and us. Any statements the policyholder makes in the application or an insured makes in his or her application will be considered representations and not warranties. Also, any statement the policyholder makes will not be used to void this policy nor defend against a claim under this policy unless the statement is contained in the policyholder's application. Any statement an insured makes will not be used to void the insured's insurance unless the statement is contained in the application attached to the insured's certificate.

No change or waiver of any of the provisions of this policy, or of any certificate issued under it, will be valid unless made in writing by us. It must be signed by our president, a vice president, secretary or an assistant secretary. No agent or other person has the authority to change or waive any provision of this policy or of any certificate issued under it.

WHAT IS THE EFFECTIVE DATE OF AN ELIGIBLE INSURED'S INSURANCE?

Upon receipt of your application for insurance under this policy from an eligible insured, the effective date of the insured person's insurance will be the later of:

     (1)  [the date on which we approve that person's application; and

     (2) the date on which the first premium contribution is paid for that person. ]

The effective date is shown on the specifications page of the owner's certificate.

MAY THIS POLICY BE AMENDED?

This policy may be amended at any time the policyholder and we agree to amend it. The consent of the insureds is not required to amend this policy or any certificates issued under it. Any amendment will be without prejudice to any claim in connection with a loss sustained prior to the effective date of the amendment.


                                Minnesota Life 3

WHEN WILL WE REQUIRE EVIDENCE OF INSURABILITY?

Evidence of insurability will be required if:

     (1) [the amount of insurance applied for is greater than the guaranteed issue amount shown on the policy specifications page; or

     (2) the insurance is contributory and application for the prospective insured is not made within 31 days from the date he or she is first eligible for insurance; or

     (3) the insurance is noncontributory and the prospective insured does not become insured, due to nonpayment of premium, within the three-month period beginning on the date he or she is first eligible for insurance. This will not apply if it is shown that the nonpayment of premium was due to clerical error only, in which case premium will be due retroactive to the date the prospective insured was first eligible for insurance; or

     (4) insurance for which the prospective insured was previously enrolled did not go into effect or was terminated because the owner failed to make a required premium payment; or

     (5) during a previous period of eligibility, the prospective insured failed to submit evidence of insurability or that which was submitted was not satisfactory to us; or

     (6) the prospective insured is insured by an individual policy issued under the conversion provisions of this policy.]

DEATH BENEFIT

WHAT IS THE AMOUNT OF THE DEATH BENEFIT?

The amount of the date benefit depends on whether Option A or Option B is selected by the policyholder as the death benefit option under this policy. The death benefit option selected by the policyholder will be the death benefit option for all certificates issued under this policy. Once elected, the death benefit option shall remain unchanged.

The amount of the death benefit for Option A will be determined as follows:

     (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

     (2) the amount of the cost of insurance for the portion of the certificate month from the date of death to the end of the certificate month; plus

     (3) any outstanding policy loans and accrued policy loan interest charged; less

     (4) any unpaid monthly deductions determined as of the date of the insured's death.

The amount of the death benefit for Option B will be determined as follows:

     (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

     (2) the amount of the owner's account value as of the date we receive due proof of death satisfactory to us; plus

     (3) the amount of the cost of insurance for the portion of the certificate month from the date of death to the end of the certificate month; plus

     (4) any monthly deductions taken under the certificate since the date of death; less

     (5) any outstanding policy loans and accrued policy loan interest charged; less

     (6) any unpaid monthly deductions determined as of the date of the insured's death.

Payment of the death benefit will extinguish our liability under the certificate for which the death benefit has been paid.

We intend that each certificate under this policy qualify as a life insurance policy as defined by Section 7702 of the Internal Revenue Code, as amended. We reserve the right to either increase the face amount of insurance on the life of the insured for which a certificate has been issued hereunder, return any excess net cash value or limit the amount of premium contributions we will accept on behalf of any certificate issued hereunder in order to maintain such qualification.

CAN THE OWNER CHANGE THE DEATH BENEFIT OPTION?

No.

WHAT IS THE FACE AMOUNT OF INSURANCE ON THE LIFE OF THE INSURED?

The face amount of insurance on the life of the insured is as shown on the specifications page of the owner's certificate.

MAY THE FACE AMOUNT OF INSURANCE CHANGE?

Yes. The owner may apply for a change through a written request in compliance within the limitations on the specifications page attached to the policy and to the certificate. If an increase in the current face amount is applied for, we reserve the right to require evidence of insurability from the insured.

If a decrease in the current amount is requested, we will grant the request. However, the amount of insurance on the insured may not be reduced to less than the amount shown on the specifications page attached to this policy. If, following a decrease in face amount, the certificate would not comply with the maximum premium limitations required by federal law, the decrease may be limited or net cash value may be returned to the owner (at the owner's election), to the extent necessary to meet these requirements.

WHEN WILL CHANGES IN THE FACE AMOUNT OF INSURANCE BECOME EFFECTIVE?

Decreases in the face amount of insurance are effective [on the monthly certificate anniversary on or following] receipt of the written request by us. However, if the owner requests that the decrease become effective on a


                                Minnesota Life 4
specified future date, we will make the decrease effective on the monthly anniversary on or next following the date requested.

Increases are effective on the [monthly anniversary on or following the] date we approve the change, or any other date mutually agreed upon between the policyholder and us.

WHEN WILL THE DEATH BENEFIT BE PAID?

We will pay the death benefit upon due proof satisfactory to us that the insured died while insured under a certificate issued hereunder. Under Option A, we will pay interest on the death benefit from the date of the insured's death until the date of payment.

Under Option B, we will pay interest on the face amount of insurance from the date of the insured's death until the date of payment. We will pay interest on any charges taken under this certificate since the date of death from the date the charge was taken until the date of payment.

Interest will be at an annual rate determined by us, but never less than [three] percent per year compounded annually. However, if the death benefit is not paid within 30 days after receipt of due proof of death and of the interest of the claimant, the interest will be paid at a rate not lower than that paid by us on other withdrawable funds under the policy.

Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment, including due proof of the insured's death.

PAYMENT OF PROCEEDS

TO WHOM WILL WE PAY THE DEATH BENEFIT?

We will pay the death benefit proceeds to the surviving beneficiary specified on the certificate owner's application or as subsequently changed.

WHAT HAPPENS IF ONE OR ALL OF THE BENEFICIARIES DIE BEFORE THE INSURED?

If a beneficiary dies before the insured, that beneficiary's interest in this policy ends with that beneficiary's death. Only those beneficiaries who survive the insured will be eligible to share in the proceeds. If no beneficiary survives the insured or if a beneficiary is not named, we will pay the proceeds according to the following order of priority:

     (1)  [the insured's lawful spouse, if living; otherwise

     (2)  the personal representative of the insured's estate.]

MAY THE OWNER CHANGE THE BENEFICIARY?

Yes. If the owner has reserved the right to change the beneficiary, the owner may file a written request with us to change the beneficiary. If the owner has not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required. The owner's written request will not be effective until it is recorded in our home office records. After it has been so recorded, it will take effect as of the date the owner signed the request.

However, if the insured dies before the request has been so recorded, the request will not be effective as to those proceeds we have paid before the owner's request was so recorded.

CAN DEATH BENEFIT PROCEEDS BE PAID IN OTHER THAN A SINGLE SUM?

Yes. An owner may request that we pay the death benefit proceeds under one of the following settlement options. We may also use any other method of payment that is agreeable to the owner and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.

WHAT ARE THE SETTLEMENT OPTIONS AVAILABLE?

Each settlement option is paid in fixed amounts as described below. If the owner of the certificate requests a settlement option, he or she will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. The payments do not vary with the performance of the separate account.

     (1) INTEREST PAYMENTS: Payment of interest on the proceeds at such times and for a period as may be agreed upon between the owner of a certificate and us. Withdrawal of proceeds may be made in amounts of at least [$500.] At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

     (2) FIXED PERIOD ANNUITY: An annuity payable in monthly installments for a specified number of years, from [one to twenty years].

     (3) LIFE ANNUITY: An annuity payable monthly for the lifetime of the annuitant and ending with the last monthly payment due prior to the annuitant's death.

     (4) PAYMENTS OF A SPECIFIED AMOUNT: Monthly payments of a specified amount until the proceeds and interest are fully paid.

CAN A BENEFICIARY REQUEST A PAYMENT UNDER A SETTLEMENT OPTION?

Yes. A beneficiary may select a settlement option, but only after the insured's death. However, an owner or insured may provide that the beneficiary will not be permitted to change the elected settlement option.

PREMIUMS

WHEN AND HOW OFTEN ARE PREMIUMS DUE?

A premium must be paid to put a certificate issued hereunder in force. This initial premium must be of an amount that, after the deduction of percentage-of-premium charges, will cover the first month's deductions plus [$20]. A premium must also be paid at such time when there is insufficient net cash value to pay the monthly deductions


                                Minnesota Life 5
necessary to keep the certificate in force. Premiums paid after the initial premium may be in any amount of [$20] or greater.

IS THERE A GRACE PERIOD FOR THE PAYMENT OF PREMIUMS?

Certificates issued under this policy have a [61-day] grace period. The grace period will start on the day we mail the owner a notice of lapse. This will notify the owner that the certificate will lapse if the premium amount specified in the notice is not paid by the end of the grace period and the net cash value is insufficient to cover the monthly deductions. We will mail this notice on any certificate monthly anniversary date when the net cash value for the insured under the certificate is insufficient to cover the monthly deductions for that insured. The certificate of insurance will remain in effect during the [61-day] grace period. If sufficient premium is not paid by the end of the grace period, the insured's coverage with insufficient net cash value will lapse at the end of that [61-day] period. The grace period does not apply to the first premium payment.

WHAT IS THE AMOUNT OF THE DEATH BENEFIT DURING THE GRACE PERIOD?

The death benefit amount stated above will be paid if death occurs during the grace period.

POLICY CHARGES

WHAT TYPE OF CHARGES ARE THERE UNDER THIS POLICY?

Charges under this policy are those which we assess against the premiums and the account value under each certificate and the separate account assets attributable to the policy.

WHAT CHARGES ARE ASSESSED AGAINST PREMIUMS?

Against premiums paid, we will assess: (1) a sales load, (2) a federal tax charge, and (3) a state tax charge back as percentage-of-premium charges.

     (1) The sales load is for distribution expenses for this class of policies. This sales load charge [shall not exceed 5] percent of each premium paid.

     (2) The federal tax charge is to compensate us for the corporate federal income taxes that result from a sale of this policy. The federal tax charge is [1.25] percent of each premium paid if the policy is deemed to be an individual contract under the Omnibus Budget Reconciliation Act of 1990, as amended, and [0.25] percent if deemed a group contract under that Act.

     (3) The state tax charge back is the average tax we pay to state and local governments for this class of policies. This charge is currently [two] percent. The charge is not guaranteed and may be increased in the future, but only as necessary to cover our state taxes.

WHAT CHARGES ARE ASSESSED AGAINST THE NET CASH VALUE OF THE CERTIFICATES ISSUED UNDER THE POLICY?

Against the net cash value of any certificate issued under this policy, we assess as monthly deductions: (1) the administration charge; (2) the cost of insurance charge; and (3) the charge for any additional benefits provided by rider. We also will assess against the net cash value a transaction charge at the end of the day on which the transaction occurs.

     (1) The administration charge is for administrative expenses, including those attributable to the records we create and maintain for this policy. The maximum administration charge is $[4] per month. This charge will be assessed on the certificate date and on each succeeding monthly anniversary.

     (2) The cost of insurance charge is for providing the death benefit under each certificate issued under this policy. The charge is calculated by multiplying the net amount at risk under each certificate by a rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of 200 percent of the 2001 Commissioners Standard Ordinary Mortality Table. The net amount at risk for each certificate is the difference between the death benefit and the account value. This charge will be assessed on the certificate date and on each succeeding certificate monthly anniversary.

The policy charges described as Table A attached herein are maximum cost of insurance charges.

     (3) The charge for any additional benefits provided by rider, if any, are deducted as part of the monthly cost of insurance deduction.

     (4) A transaction charge will be assessed for each partial withdrawal to cover the administrative costs incurred in processing the partial withdrawal. The amount of the charge is [the lesser of $25 or two percent of the amount withdrawn]. [We may also assess a charge for any transfer of funds between sub-accounts. The amount charged will not exceed $10.] Any transaction charge will be assessed at the end of the day on which the transaction occurs.

Charges will be assessed against the net cash value of each certificate. They will be assessed against the guaranteed account value and the separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each sub-account bears to the separate account value.

WHAT CHARGES ARE ASSESSED AGAINST SEPARATE ACCOUNT ASSETS?

We assess a mortality and expense risk charge against the separate account assets of any certificate issued under this policy. We also reserve the right to charge or make provision for income taxes payable by us based on separate account assets.


                                Minnesota Life 6

WHAT IS THE MORTALITY AND EXPENSE RISK CHARGE?

This charge is for assuming the risks that the cost of insurance charge will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the policy. The mortality and expense risk charge is deducted from the separate account assets daily at an annual rate not to exceed [0.50] percent of the separate account assets.

SEPARATE ACCOUNT

HOW WAS THE SEPARATE ACCOUNT ESTABLISHED?

We established the separate account in accordance with certain provisions of the Minnesota insurance law.

WHAT IS THE PURPOSE OF THE SEPARATE ACCOUNT?

The purpose of the separate account is to hold assets attributable to the variable portion of this policy and others of its class.

WHAT SEPARATE ACCOUNT OPTIONS ARE AVAILABLE?

The separate account is divided into sub-accounts. Those available to this policy are listed on the specifications page attached to this policy. Net premiums will be allocated to the various sub-accounts of the separate account or any other sub-accounts which we may add in the future, as elected by the owner of each certificate issued under the policy. We reserve the right to add, combine or remove any sub-accounts of the separate account.

WHAT ARE THE INVESTMENTS OF THE SEPARATE ACCOUNT?

For each sub-account, there is a fund for the investment of that sub-account's assets. The assets of the sub-accounts are invested in the funds at net asset value. If investment in a fund should no longer be possible or if we determine it becomes inappropriate for the policies of this class, we may substitute another fund. Substitution may be with respect to both existing policy values and future premiums. The investment policy of the separate account may not be changed, however, without the approval of the regulatory authorities of the State of Minnesota. The approval process will be on file with the regulatory authorities of the state in which this policy is delivered.

WHAT CHANGES MAY WE MAKE TO THE SEPARATE ACCOUNT?

We reserve the right to transfer assets of the separate account which we determine to be associated with the class of policies to which this policy belongs, to another separate account. If such a transfer is made, the term "separate account" as used in this policy, shall then mean the separate account to which the assets are transferred. A transfer of this kind may require the advance approval of state regulatory authorities.

We reserve the right to, when permitted by law:

     (1) restrict or eliminate any voting right of owners or other persons who have voting rights as to the separate account; and

     (2) combine the separate account with one or more other separate accounts; and

     (3) to de-register the separate account under the Investment Company Act of 1940.

HOW ARE NET PREMIUMS ALLOCATED?

They are allocated either to the guaranteed account and/or to the sub-accounts of the separate account. Initially, the allocation elected is indicated in the application for a certificate of insurance issued hereunder. Allocations may be changed for future premiums. The owner may do this by giving us a written request. A change will not take effect until it is recorded by us in our home office.

Allocations must be expressed in whole percentages. The allocation to any alternative must be at least ten percent of the net premium. We reserve the right to restrict the allocation of premium. If we do so, no more than [fifty percent] of the net premium may be allocated to the guaranteed account.

We reserve the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 30 days after issuance of a certificate under this policy. This right will be exercised by us only when we believe economic conditions make such a delay necessary to reduce market risk during the free look period of the certificate. If we exercise this right, net premiums will be allocated to the money market sub-account until the end of that period.

WHAT IS A TRANSFER?

A transfer is a reallocation of the net cash value between the guaranteed account and the separate account or among the sub-accounts of the separate account for a given owner.

MAY THE OWNER MAKE TRANSFERS OF AMOUNTS UNDER THIS CERTIFICATE?

Yes. Transfers from a sub-account of the separate account may be made in writing or by telephone. For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's written or telephone request is received at our home office. For transfers out of the guaranteed account, a dollar amount will be transferred based on the owner's guaranteed account value at the time of transfer.

ARE THERE LIMITATIONS ON TRANSFERS?

Yes. Only one transfer may be made each certificate month for each certificate issued hereunder. The amount to be transferred to or from a sub-account of the separate account or the guaranteed account must be at least $[250]. If the balance in the guaranteed account or in the sub-account from which the transfer is to be made is less than $[250], the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made


                                Minnesota Life 7
to less than $[250], we reserve the right to include that remaining amount in the sub-account with the amount transferred.

The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts of the separate account may be limited to [twenty] percent (or [$250] if greater) of the guaranteed account value. Transfers to or from the guaranteed account may be limited to [four] such transfers per certificate year. We may further restrict transfers by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the certificate anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.

HOW ARE UNITS DETERMINED?

The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. This determination is made as of the end of the valuation period during which the premium is received at our home office. Once determined, the number of units will not be affected by changes in the unit value.

HOW ARE UNITS INCREASED OR DECREASED?

The number of units credited to a sub-account under an owner's certificate will be increased by the allocation of subsequent net premiums, policy experience credits, loan repayments, loan interest credits and transfers to that sub-account. The number of units credited to a sub-account under an owner's certificate will be decreased by deductions to that sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on a certificate termination.

HOW IS A UNIT VALUED?

The unit value will increase or decrease on each valuation date. The amount of any increase or decrease will depend on the net investment experience of the sub-accounts of the separate account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.

WHAT IS NET INVESTMENT FACTOR FOR EACH SUB-ACCOUNT?

The net investment factor is a measure of the net investment experience of a sub-account during the valuation period.

The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the charges under this policy which are assessed against separate account assets. The gross investment rate is equal to:

     (1) The net asset value per share of a fund share held in the sub-account of the separate account determined at the end of the current valuation period; plus

     (2) the per share amount of any dividend or capital gain distributions by the fund if the "ex-dividend" date occurs during the current valuation period; divided by

     (3) the net asset value per share of that fund share held in the sub-account determined at the end of the preceding valuation period.

ACCOUNT VALUES

WILL THE OWNER HAVE ACCESS TO THE NET CASH VALUE?

Yes. The owner has access to the certificate's net cash value. The net cash value is the account value of the certificate issued under this policy, less any outstanding policy loans and accrued policy loan interest charged and any charges overdue.

HOW IS THE ACCOUNT VALUE DETERMINED?

It is determined separately for each certificate and separately for the separate account value and loan account value. The separate account value will include all sub-accounts of the separate account.

The separate account value is the sum of units of each sub-account, credited to the certificate, multiplied by the accumulation unit value for that sub-account. Once determined, the number of units credited to a sub-account under an owner's certificate will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, policy experience credits, loan repayments, loan interest credits and transfers to that sub-account. The number of units credited to a sub-account under an owner's certificate will be decreased by deductions to that sub-account, policy loans and loan interest charged, transfers from that sub-account and partial surrenders from that sub-account. The number of sub-account units will decrease to zero on a certificate termination.

IS THE SEPARATE ACCOUNT VALUE GUARANTEED?

The separate account value of each insured is not guaranteed.

The guaranteed account value or each insured is guaranteed by us. It cannot be reduced by the investment experience of the guaranteed account.

IS INTEREST CREDITED ON THE GUARANTEED ACCOUNT VALUE?

Yes. Interest is credited on the guaranteed account value of each insured under this policy. Interest is credited daily at a rate of not less than [three] percent per year, compounded annually. We guaranteed this minimum rate for the life of the policy.

MAY ADDITIONAL INTEREST BE CREDITED ON THE GUARANTEED ACCOUNT?


                                Minnesota Life 8

Yes. As conditions permit, we may credit additional amounts of interest to the guaranteed account value.

SURRENDERS AND WITHDRAWALS

MAY A CERTIFICATE BE SURRENDERED?

Yes. The owner of a certificate may request the surrender of a certificate at any time while the insured under that certificate is living.

WHAT IS THE SURRENDER VALUE OF THE CERTIFICATE?

The surrender value of a certificate is the net cash value.

The determination of the surrender value is made as of the end of the valuation period during which we receive the surrender request at our home office.

IS A PARTIAL SURRENDER PERMITTED?

Yes. The owner may make a partial surrender of the net cash value of a certificate. The amount of a partial surrender must be $[500] or more and it cannot exceed the amount available as a policy loan. A partial surrender will cause a decrease in the face amount equal to the amount surrendered under those certificates issued with a level death benefit, Option A. A partial surrender has no effect on the face amount of an Option B death benefit. However, since the account value is reduced by the amount of the partial surrender, the death benefit under Option B will be reduced by this same amount at the time of the partial surrender. A partial surrender may be requested once per policy month or more with our consent within a 12-month period.

MAY THE OWNER DIRECT US AS TO HOW PARTIAL SURRENDERS WILL BE TAKEN FROM THE NET CASH VALUE?

Yes. The owner may tell us the sub-accounts from which a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed account as to the certificate of any insured. If the owner does not, partial surrenders will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

HOW WILL THE OWNER KNOW THE STATUS OF A CERTIFICATE?

Each year we will send the owner of each certificate a report. This report will show the status of the certificate. It will include the account value, the face amount as of the date of the report, the premiums paid during the year and their allocation, policy charges, policy loan activity and the net cash value. The report will be sent without cost to the owner. If the policyholder owns all of the certificates, a consolidated report will be sent. The report will be as of a date within two months of its mailing.

POLICY LOANS

CAN THE OWNER BORROW AGAINST THE NET CASH VALUE?

Yes. The owner may borrow an amount of at least $[100] and up to the maximum loan amount. This amount is determined as of the date we receive the request for a loan. We will require the owner's written or telephone request for a policy loan. The policy and its certificate will be the only security required for a loan. We will charge interest on the loan in arrears.

WHAT IS THE MAXIMUM LOAN AMOUNT AVAILABLE FOR A POLICY LOAN ON ANY CERTIFICATE?

The total amount available for a loan under any certificate is (a) minus (b), where (a) is [ninety] percent of the account value and (b) is any outstanding policy loans plus accrued policy loan interest charged. The maximum loan amount will be determined as of the date we receive the owner's written or telephone request for a loan at our home office.

WHAT IS THE EFFECT OF A POLICY LOAN?

When a loan is taken on a certificate, we will reduce the net cash value of the certificate by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. The amount borrowed continues to be a part of the account value, as the amount borrowed becomes part of the loan account value where it will accrue loan interest credits and will be held in our general account.

HOW DOES A POLICY LOAN REDUCE NET CASH VALUE ON THIS CERTIFICATE?

Unless the owner directs us otherwise, the policy loan will be taken from this certificate's guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which the loan request is received at our home office.

The net cash value of any certificate may decrease between premium due dates. The net cash value will decrease by the same amount of any decrease in account value or increase in the amount borrowed or in the interest due on the loan of the certificate. If a certificate has a policy loan and no net cash value, the certificate will lapse.

WHAT IS THE INTEREST RATE ON POLICY LOANS?

The interest rate charged on a policy loan will be [eight] percent per year.

As the interest charged on a policy loan accrues, the net cash value decreases. Interest is due at the end of the certificate month. If the total interest accrued at the end of the certificate month is not paid, this interest will be added


                                Minnesota Life 9
to the loan amount borrowed and charged the same rate of interest as the loan.

WHAT IS THE RATE OF INTEREST CREDITED TO A CERTIFICATE AS A RESULT OF A LOAN?

Interest credits which accrue on the loan account value shall be at a rate not less than [six] percent per year.

WHEN ARE INTEREST CREDITS ON A POLICY LOAN ALLOCATED TO A CERTIFICATE'S GUARANTEED ACCOUNT VALUE?

Interest credits are allocated to the guaranteed account value at the time of a loan repayment.

WHEN AND IN WHAT AMOUNT SHOULD LOAN REPAYMENTS BE MADE?

A policy loan and the interest charged on the loan may be repaid in full or in part at any time before the insured's death so long as the insurance coverage under the certificate is in force. The loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the death benefits under that certificate. Any loan repayment must be at least $[100] unless the balance due is less than $[100].

HOW DO LOAN REPAYMENTS AFFECT THE LOAN ACCOUNT VALUES AND THE GUARANTEED ACCOUNT VALUE?

Loan repayments increase the net cash value of a certificate by the amount of the loan repayment. The loan repayment will be applied first to the interest charged on the principal amount borrowed. Any remaining portion of the repayment will then reduce the original loan principal amount.

When a loan repayment is made, the interest credits in the loan account value are transferred to the general account value in the same proportion that loan interest charged has been reduced due to the loan repayment. Also, an amount equal to the amount of loan principal repaid is transferred from the loan account value to the general account value.

WHAT HAPPENS IF A LOAN ON A CERTIFICATE IS NOT REPAID?

If a certificate has a policy loan, the certificate will remain in force so long as it has net cash value. If it does not have sufficient cash value, it will lapse.

In this event, to keep a certificate in force, the owner will have to make a loan repayment. We will give the owner notice of intent to terminate a certificate and the loan repayment required to keep it in force. The time for repayment will be within [61 days] after our mailing of the warning notice of lapse.

TERMINATION

WHEN DOES THIS GROUP POLICY TERMINATE?

The policyholder may terminate this group policy by giving us [31 days] prior written notice. In addition, we may terminate the group policy or any of its provisions on [61 days] prior written notice. No individual may become insured under this group policy after the effective date of such a notice of termination. After termination of the policy, the certificates issued thereunder may be allowed to convert to individual coverage as described below under the "Conversion Privilege" section.

WHEN DOES A CERTIFICATE OF INSURANCE UNDER THIS GROUP POLICY TERMINATE?

The insurance on the life of an insured will terminate on the earliest of:

     (1) [61 days] after we mail a warning notice of lapse on a certificate monthly anniversary in which the net cash value is insufficient to pay for the monthly deductions and no premium is paid during the grace period;

     (2) the date the group policy terminates, if no conversion or continuation is made effective;

     (3) the date an owner surrenders the certificate or requests that we terminate the insurance;

     (4)  the [95th] birthday of the insured.

WILL THE OWNER OF A CERTIFICATE RECEIVE NOTICE PRIOR TO THE TERMINATION OF INSURANCE?

If the owner's insurance will be terminated because the net cash value is less than that required to pay the monthly deductions, we will give the owner at least [61 days] prior written notice before terminating the insurance.

CAN INSURANCE ON THE LIFE OF AN INSURED BE REINSTATED AFTER TERMINATION?

Insurance terminated due to the insufficiency of the net cash value to pay for the monthly deductions may be reinstated. Reinstatement must occur while the insured is living and any time within [three years] from the date of lapse. Reinstatement is made by payment of an amount that, after the deduction of percentage-of-premium charges, is large enough to cover all monthly deductions which have accrued on that certificate up to the effective date of reinstatement plus the monthly deductions for the two months following the effective date of reinstatement. If any policy loans and policy loan interest charged is not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first [31 days] following lapse, but will be required from the [32nd day to 3 years] from the date of lapse.

CONVERSION PRIVILEGE

IS THERE A CONVERSION PRIVILEGE TO AN INDIVIDUAL POLICY?

Yes. If the life insurance provided by a certificate under this policy ceases because of termination of employment or of membership in the class or classes eligible for coverage under the group policy, or if the group policy terminates or is amended so as to terminate the insurance, an owner under this policy may convert the insurance under the group policy to an individual policy of life insurance with us subject to the following:


                                Minnesota Life 10

     (1) The owner's written application to convert to an individual policy and the first premium for the individual policy must be received in our home office within 31 days of the date the insurance terminates under the group policy.

     (2) The owner may convert all or a part of the group insurance in effect on the date that his or her coverage is terminated to an individual life insurance policy offered by us, except a policy of term insurance. We will issue the individual policy on the policy forms we then use for the plan of insurance the owner has requested. The premium charge for this insurance will be based upon the insured's age as of his or her nearest birthday.

     (3) If the insured should die within 31 days of the date that insurance terminated under the group policy, the full amount of insurance that could have been converted under this policy will be paid.

In the case of termination of the group policy, we may require that an insured under this certificate be so insured for at least five years prior to the termination date in order to qualify for the above conversion privilege.

CAN GROUP INSURANCE COVERAGE BE CONTINUED ONCE THE OWNER'S ELIGIBILITY ENDS?

If the owner's eligibility under this group policy ends, the current group coverage may continue unless the certificate is no longer in force or the limitations below are true:

     (1)  The group policy has terminated; or

     (2) There is less than $[10] in the certificate's net cash value after deduction of charges for the month in which eligibility ends.

The insurance amount will not change unless the owner requests a change. We reserve the right to alter the administration fee not to exceed $[4] per month and the monthly cost of insurance up to the maximum in Table A if the insurance is continued.

ADDITIONAL INFORMATION

WILL THIS POLICY RECEIVE EXPERIENCE CREDITS?

Each year we will determine if this policy will receive an experience credit. Experience credits, if received, will be added to the account value of a certificate issued under this policy or, if elected by the owner, may be paid in cash. An experience credit applied to the account value will be allocated to the guaranteed account value or the sub-accounts of the separate account in accordance with the owner's current instructions for the allocation of net premiums. In the absence of such instructions, experience credits will be allocated to the guaranteed account and the separate account in the same proportion as those values bear to each other and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

MAY AN OWNER ASSIGN ANY INTEREST UNDER THE CERTIFICATE ISSUED UNDER THIS POLICY?

Yes. However, we will not be bound by an assignment of the certificate or of any interest in it unless:

     (1)  It is made as a written instrument;

     (2) The owner files the original instrument or a certified copy with us at our home office; and

     (3)  We send the owner an acknowledged copy.

We are not responsible for the validity of any assignment. If a claim is based on an assignment, we may require proof of interest of the claimant. A valid assignment will take precedence over any claim of a beneficiary.

WHAT IF AN INSURED'S AGE IS MISSTATED?

If the age of the insured has been misstated, the death benefit and account value will be adjusted. The adjustment will be the difference between two amounts accumulated with interest. These two amounts are:

     (1)  the monthly cost of insurance charges that were paid; and

     (2) the monthly cost of insurance charges that should have been paid based on the insured's correct age.

The interest rates used are the rates that were used in accumulating the guaranteed account values.

WHEN DOES AN INSURED'S INSURANCE BECOME INCONTESTABLE?

After the insurance has been in force during the insured's lifetime for a two year period from the certificate date, we cannot contest the insurance for any loss that is incurred more than two years after the certificate date, unless the net cash value has dropped below the amount necessary to pay the insured's cost of insurance on the insured's life. However, if there has been an increase in the amount of insurance for which we required evidence of insurability, then, to the extent of the increase, any loss which occurs within two years of the effective date of the increase will be contestable.

[IS THERE A SUICIDE EXCLUSION?

Yes. If an insured, whether sane or insane, dies by suicide, within two years of the certificate date, our liability will be limited to an amount equal to the premiums paid for that insured. If there has been an increase in the face amount of insurance for which we required evidence of insurability, and if the insured dies by suicide within two years of the effective date of the increase, our liability with respect to that increase will be limited to the cost of insurance charge attributable to such increase.

If the insured is a Missouri citizen when the certificate of insurance becomes effective, this provision does not apply on the certificate's effective date, or on the effective date of any increase in the face amount of insurance, unless the insured intended suicide when the certificate of insurance, or any increase, was applied for.


                                Minnesota Life 11

If the insured is a Citizen of Colorado or North Dakota, the duration of this suicide provision is for one year instead of two years.]

ARE INSURANCE AND RELATED RECORDS OF THE POLICYHOLDER'S POLICY OPEN FOR INSPECTION?

Yes. The policyholder's records shall be open to inspection by us, at all reasonable times, for any purposes relating to the provisions of this policy.

WILL THE INSURED RECEIVE A CERTIFICATE OF PARTICIPATION?

Within 30 days of the effective date of an owner's insurance, we will furnish the policyholder with a certificate of insurance for delivery to the owner.

DOES THE OWNER HAVE ANY ADDITIONAL VOTING RIGHTS?

Yes. If the owner has separate account units under this policy, the owner may direct us with respect to the voting rights of fund shares held by us and attributable to this policy.

COULD THE PAYMENT OF POLICY PROCEEDS BE POSTPONED?

Normally, we will pay any policy proceeds within seven days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of death of the insured, the amount of payment will be determined as of the end of the valuation period during which a request is received at our home office. If such payments are based upon policy values which do not depend on the investment performance of the separate account, however, we reserve the right to defer policy payments, including policy loans, for up to six months from the date of the owner's request. Interest will be paid at an annual rate determined by us, but never less than [three] percent per year compounded annually. However, if the death benefit is not paid within 30 days after receipt of due proof of death and of the interest of the claimant, the interest will be paid at a rate not lower than that paid by us on other withdrawable funds under the policy.

For payments based on account values which do depend on the investment performance of the separate account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

WILL THE PROVISIONS OF THIS POLICY CONFORM WITH STATE LAW?

Yes. If any provision in this policy, or in the certificates issued under this policy, is in conflict with the laws of the state of delivery governing the policy or the certificates, the provision will be deemed to be amended to conform to such laws.

COULD ANY PAYMENTS MADE UNDER THIS POLICY BE SUBJECT TO CLAIMS OF CREDITORS?

To the extent permitted by law, neither this policy, certificates issued under this policy, nor any payment thereunder will be subject to the claims of creditors or to any legal process.

WHEN WILL THE POLICY BE ISSUED?

The policy will be issued upon receipt of a signed policy application signed by a duly authorized officer of the group sponsor and acceptance by a duly authorized officer of Minnesota Life at our home office.

WHO HAS OWNERSHIP OF THE GROUP POLICY?

The policyholder shown on the specification page attached to this policy owns the group policy. The group policy may be changed or ended by agreement between us and the policyholder without the consent of, or notice to, any person claiming rights or benefits under the policy. However, unless the policyholder is the owner of all certificates issued under the group policy, the policyholder does not have any ownership interest in the certificates issued under the group policy. The rights and benefits under the certificates are that of the owners of the certificates, and that of the insureds and beneficiaries as set forth in this policy and in the certificates.

ARE POLICY CHANGES LIMITED?

We reserve the right to limit the number of policy changes to one per certificate year and to restrict such changes in the first certificate year. For this purpose, changes include increases or decreases in the face amount of insurance.


                                Minnesota Life 12

                                     TABLE A

                        MINNESOTA LIFE INSURANCE COMPANY

                Guaranteed Maximum Monthly Cost of Insurance Rate
                          on a Nicotine-Distinct Basis
                          per $1,000 Net Amount at Risk

                   MAXIMUM
ATTAINED           MONTHLY
  AGE*               RATE
--------   -----------------------
           NON-NICOTINE   NICOTINE
           ------------   --------
   18          0.137        0.170
   19          0.140        0.182
   20          0.142        0.193
   21          0.142        0.203
   22          0.143        0.212
   23          0.145        0.223
   24          0.147        0.237
   25          0.150        0.248
   26          0.157        0.262
   27          0.162        0.272
   28          0.160        0.273
   29          0.158        0.275
   30          0.157        0.277
   31          0.157        0.280
   32          0.160        0.287
   33          0.165        0.298
   34          0.172        0.312
   35          0.180        0.327
   36          0.190        0.347
   37          0.202        0.370
   38          0.213        0.397
   39          0.227        0.425
   40          0.243        0.460
   41          0.263        0.502
   42          0.288        0.552
   43          0.317        0.612
   44          0.350        0.678
   45          0.385        0.747
   46          0.422        0.817
   47          0.453        0.880
   48          0.482        0.933
   49          0.517        1.002
   50          0.560        1.083
   51          0.613        1.187
   52          0.677        1.310
   53          0.750        1.453
   54          0.840        1.622
   55          0.940        1.800
   56          1.045        1.988
   57          1.148        2.163
   58          1.252        2.333
   59          1.370        2.530
   60          1.512        2.763
   61          1.682        3.045
   62          1.878        3.365
   63          2.090        3.705
   64          2.313        4.048
   65          2.545        4.387
   66          2.783        4.722
   67          3.035        5.067
   68          3.302        5.422
   69          3.598        5.812
   70          3.943        6.258
   71          4.360        6.800
   72          4.842        7.418
   73          5.352        8.050
   74          5.898        8.732
   75          6.493        9.480
   76          7.162       10.305
   77          7.932       11.247
   78          8.815       12.312
   79          9.798       13.477
   80         10.907       14.775
   81         12.130       16.190
   82         13.418       17.640
   83         14.810       19.168
   84         16.347       20.862
   85         18.015       22.700
   86         19.857       24.697
   87         21.887       26.868
   88         24.018       29.090
   89         26.198       31.282
   90         28.175       33.138
   91         30.035       34.770
   92         32.183       36.653
   93         34.655       38.783
   94         37.483       41.360

* This is the insured employee's attained age as of the last certificate anniversary.


                                Minnesota Life 13

                Guaranteed Maximum Monthly Cost of Insurance Rate
                             on a Uni-Nicotine Basis
                          per $1,000 Net Amount at Risk

              MAXIMUM
ATTAINED      MONTHLY
  AGE*         RATE
--------   ------------
           UNI-NICOTINE
           ------------
   18          0.142
   19          0.147
   20          0.148
   21          0.152
   22          0.153
   23          0.155
   24          0.158
   25          0.163
   26          0.172
   27          0.177
   28          0.177
   29          0.175
   30          0.175
   31          0.175
   32          0.178
   33          0.183
   34          0.190
   35          0.198
   36          0.210
   37          0.223
   38          0.238
   39          0.255
   40          0.273
   41          0.297
   42          0.325
   43          0.358
   44          0.395
   45          0.435
   46          0.477
   47          0.512
   48          0.543
   49          0.582
   50          0.628
   51          0.688
   52          0.758
   53          0.842
   54          0.940
   55          1.048
   56          1.165
   57          1.277
   58          1.387
   59          1.513
   60          1.663
   61          1.845
   62          2.053
   63          2.278
   64          2.515
   65          2.760
   66          3.008
   67          3.270
   68          3.545
   69          3.850
   70          4.200
   71          4.623
   72          5.112
   73          5.625
   74          6.178
   75          6.785
   76          7.462
   77          8.242
   78          9.135
   79         10.127
   80         11.243
   81         12.475
   82         13.767
   83         15.157
   84         16.695
   85         18.363
   86         20.203
   87         22.225
   88         24.348
   89         26.508
   90         28.452
   91         30.273
   92         32.385
   93         34.815
   94         37.615

* This is the insured employee's attained age as of the last certificate anniversary.


                                Minnesota Life 14

[MINNESOTA LIFE LOGO]
400 Robert Street North - St Paul, Minnesota 55101-2098
VARIABLE GROUP UNIVERSAL LIFE INSURANCE - NONPARTICIPATING